Mail Stop 4561

January 8, 2008

Mr. G. Kennedy Thompson
Chairman, President,
Chief Executive Officer and Director
Wachovia Corporation
One Wachovia Center
Charlotte, North Carolina 28288-0013

> **Re: Wachovia Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**

Dear Mr. Thompson:

We have reviewed your response dated October 23, 2007 and have the following additional comment. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Financial Statements

1.   We note your response to comment five from our letter dated October 10, 2007 regarding your cash flow hedging strategies using the first payments approach. In light of the FASB's project on Statement 133 Hedging, which is considering certain aspects of dedesignation and redesignation, we will defer further consideration of this issue at this time. We may have comments at a future date.

*   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides the requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Matthew Komar, Staff Accountant, at (202) 551-3781 or me at (202) 551-3494, if you have questions regarding the comments on the financial statements and related matters.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief